Exhibit 23.1


      Consent of Independent Registered Public Accounting Firm


The Board of Directors
Financial Federal Corporation:


We consent to the incorporation by reference in the registration statements (Nos. 333-139318 and 333-50962) on Form S-8 and (No. 333-
116806) on Form S-3 of Financial Federal Corporation of our reports dated September 24, 2008, with respect to the consolidated balance sheets of Financial Federal Corporation and subsidiaries as of July 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended July 31, 2008, and the effectiveness of internal control over financial reporting as of July 31, 2008, which reports appear in the July 31, 2008 annual report on Form 10-K of Financial Federal Corporation.


New York, New York
September 24, 2008